UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Barings Private Credit Corporation
(Name of Subject Company (Issuer))

Barings Private Credit Corporation
(Names of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
CUSIP: 06763A 101
(CUSIP Number of Class of securities)

Jonathan Bock
Co-Chief Executive Officer and President
Barings Private Credit Corporation
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Harry S. Pangas, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          Third-party tender offer subject to Rule 14d-1.
☒          Issuer tender offer subject to Rule 13e-4.
☐          Going-private transaction subject to Rule 13e-3.
☐          Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Barings Private Credit Corporation, a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission on September 1, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 2,579,748 shares of its common stock, par value $0.001 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of September 30, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

-	The Company has received the final results of the Offer, which expired at 11:59 p.m., Eastern Time, on September 30, 2022; and

-	No Shares were tendered by Shareholders in connection with the Offer and, as a result, the Company has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARINGS PRIVATE CREDIT CORPORATION

By:	/s/ Jonathan A. Landsberg
Name:	Jonathan A. Landsberg
Title:	Chief Financial Officer

Dated: October 3, 2022

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fees Table.